UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2009

_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works

Section D-2,

No. 100 Industry Avenue

Jinpan Development Area

Haikou, Hainan PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:      ☒ Form 20-F        ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:         ☐ Yes          ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated November 17, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated: November 18, 2009

Exhibit No.	Description
1.	Press release, dated November 17, 2009.

EXHIBIT 1

Jinpan International Reports Third Quarter 2009

Financial Results

--3Q09 Gross Margin Increases 12.3% to 43.7% Compared to 3Q08--

--3Q09 Operating Income Increases 34.0% to $9.8 Million Compared to 3Q08 --

--3Q09 Net Income increases 81.6% to $9.4 Million Compared to 3Q08 –

--Raises FY09 Net Income and Diluted EPS Estimates --

Carlstadt, N.J., November 17, 2009 – Jinpan International Ltd (Nasdaq: JST), a leading designer, manufacturer and distributor of cast resin transformers for high voltage distribution equipment, today announced consolidated financial results for the third quarter ended September 30, 2009.

Net sales for the third quarter were $43.9 million, a 1.8% decrease from $44.7 million over the same period last year. The decrease in sales was primarily a result of reduction of material costs being passed onto customers in the form of lower unit prices. However, the overall sales volume for the first nine months increased 20% to 25% depending on the product line compared to the same period last year. In the third quarter, net sales outside of China increased 40% to $8.1 million, or 18.5% of net sales, compared to $5.8 million, or 13.0% of net sales in the same period last year. Sales of cast resin transformers (excluding those for wind power applications), switch gears and unit substations represented $36 million, or 82% of net sales in the third quarter, while wind energy products represented $7.9 million, or 18% of net sales in the third quarter.

Gross margin in the third quarter was $19.2 million, a 37.1% increase from $14.0 million, in the same period last year. Third quarter gross margin increased 12.3% to 43.7% compared to 31.4% in the same period last year. The Company benefited from a lower cost of sales on an absolute basis due to lower raw material prices compared to the same period last year.

Selling, general and administrative expenses in the third quarter were $9.4 million, or 21.4% of net sales, versus $6.7 million, or 15.0% of net sales in the same period last year. Such expenses increased primarily due to increase in R&D expenses and additional overhead costs at the Company’s Wuhan facility, which was not fully operational in 2008, and at the Company’s Shanghai facility, which was not operating during the same period last year.

Operating income increased to $9.8 million, or 22.3% of net sales, a 34.0% increase compared to $7.3 million, or 16.4% of net sales in the same period last year.

Net income for the third quarter was $9.4 million, or $1.15 per diluted share, an 81.6% increase compared with $5.2 million, or $0.63 per diluted share, in the same period last year. Third quarter net income as a percentage of net sales was 21.3% as compared to 11.5% in the same period last year. Net income benefited from a lower tax rate in the third quarter as sales generated from the Company’s Wuhan facility are exempt from taxes in 2009.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan commented, "We are pleased to announce solid financial performance in the third quarter. Jinpan recorded favorable gross margins of 43.7% because of lower raw materials prices on a year over year basis. For the fourth quarter of 2009, we believe gross margins will be closer to the levels of 34% -37%.

“We were also pleased to see an increase in orders from our international business segment. Our international customers are placing orders for cast resin transformers that benefit wind power applications as well as our more traditional power generation applications typically used in urban settings (such as trains and subways, hospitals, airports and office buildings), industrial (factories) and commercial development settings (processing plants, data centers).

“Our Wuhan facility is now operating at approximately 90% of capacity and is driving significant sales with the added benefit of enjoying a tax exemption for the remainder of this year. Our Shanghai facility became operational in the third quarter of 2009 and the facility is starting to contribute to our revenue stream. These two facilities ensure that we can meet the growing demand for our conventional power distribution and wind energy products.

“As we evaluate our financial performance for the fourth quarter, we anticipate order volume to grow but that pricing will come under pressure in conjunction with the lower raw materials prices. Overall, we believe Jinpan remains well positioned to manage our business for growth this year and beyond. We look forward to capitalizing on our opportunities and enhancing value for our shareholders,” concluded Mr. Li.

Balance Sheet

As of September 30, 2009, the Company had $38.1 million of cash and cash equivalents, compared to $16.7 million at December 31, 2008. The Company’s accounts receivables on September 30, 2009 totaled $63.4 million, compared to $58.8 million at December 31, 2008.

Financial Outlook

For the full year 2009, the Company currently anticipates net sales of approximately $154 million to $159 million, a 0% to 3% increase over 2008 sales of $154 million. The Company now estimates its net income to be approximately $28 million to $29 million, a 40% to 46% increase over 2008 net income of $19.8 million. The Company anticipates that diluted earnings per share for 2009 will be between $3.40 to $3.54 per share.

Foreign Currency Translation

Our assets and liabilities are translated into United States dollars at the period-end exchange rate which is RMB 6.829 to 1 US dollar as of September 30, 2009. Revenues and expenses are translated into United Stated dollars at weighted average exchange rates which is RMB 6.826 to 1 US dollar for the period from January 1, 2009 to September 30, 2009. Equity transactions are translated using historical rates.

Conference Call Information

Jinpan’s management will host an earnings conference call on November 17, 2009 at 8:30 a.m. U.S. Eastern Time. Listeners may access the call by dialing #1-719-325-4836. A webcast will also be available at www.viavid.net. A replay of the call will be available through December 1, 2009. Listeners may access the replay by dialing #1-719-457-0820, access code: 8254408.

About Jinpan International Ltd

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures and distributes cast resin transformers for voltage distribution equipment in China and other countries around the world. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations at lower, more usable voltage levels. The Company has obtained ISO9001 and ISO1401 certification of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, the following:

•	our ability to successfully implement our business strategy;

•

the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;

•	the effects of rapid technological changes and vigorous competition in the markets in which we operate;

•	uncertainties about the future growth in electricity consumption and infrastructure development in the markets in which we operate;

•	uncertainties about the degree of growth in the number of consumers in the markets in which we operate using mobile personal communications services and the growth in the population in those areas;

•	other factors or trends affecting the industry generally and our financial condition in particular;

•	the effects of the higher degree of regulation in the markets in which we operate;

•	general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;

•	the monetary and interest rate policies of the countries in which we operate;

•	changes in competition and the pricing environments in the countries in which we operate;

•	exchange rates; and

•

other factors listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2007 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:

At Jinpan International Ltd.

Mark Du Chief Financial Officer

+1 (201) 460-8778

At ICR, Inc.:

In China:

Yuening Jiang

+86 10 6599 7965

In U.S.

Brian M. Prenoveau, CFA

+1 (203) 682-8200

(Financial tables on the following page)

Jinpan International Limited and Subsidiaries

Consolidated Statements of Income (unaudited)

For the Three and Nine Month Periods Ended September 30, 2009

(In thousands, except per share data)	Three months ended Sept 30 2009 US$	Three months ended Sept 30 2008 US$	Nine months ended Sept 30 2009 US$	Nine months ended Sept 30 2008 US$

Net sales	43,901	44,724	117,190	109,126
Cost of Goods Sold	(24,714)	(30,684)	(67,244)	(73,789)
Gross Margin	19,187	14,040	49,946	35,337

Operating Expenses
Selling and administrative	(9,385)	(6,725)	(24,662)	(18,228)
Operating income	9,802	7,315	25,284	17,109

Interest Expenses	0	(451)	(241)	(921)
Other Income	413	186	424	556
Income before income taxes	10,215	7,050	25,467	16,744

Income taxes	(855)	(1,895)	(2,741)	(3,156)
Net Income	9,360	5,155	22,726	13,588

Earnings per share
-Basic	US$1.17	US$0.65	US$2.84	US$1.70
-Diluted	US$1.15	US$0.63	US$2.80	US$1.67

Weighted average number of shares
-Basic	8,008,699	7,987,214	8,008,699	7,987,214
-Diluted	8,122,330	8,147,342	8,122,330	8,147,342

Jinpan International Limited and Subsidiaries

Consolidated Balance Sheets (unaudited)

(In thousands)	September 30, 2009 US$	December 31, 2008 US$

Assets

Current assets:

Cash and cash equivalents	38,132	16,739

Accounts receivable, net	63,444	58,793
Inventories	22,038	31,868
Prepaid expenses	18,121	4,713
Other receivables	8,430	7,317
Total current assets	150,165	119,430

Property, plant and equipment, net	23,983	18,213

Construction in progress	1,577	6,055

Land use right	6,061	6,098
Intangible asset-Goodwill	12,336	12,348
Deferred tax assets	304	301
Total assets	194,426	162,445

Liabilities and Shareholders' Equity

Current liabilities:

Short term bank loans	-	11,726
Accounts payable	8,210	11,300
Notes Payable	26,358	-
Tax Payable	2,031	3,671
Advance from customers	5,858	7,828
Other Payable	23,189	20,733
Total current liabilities	65,646	55,258

Shareholders' equity:

Common stock, US$0.009 par value: Authorized shares -20,000,000 Issued and outstanding shares -8,209,684 in 2009 and 8,189,684 in 2008	74	73

Common Stock, Warrants	854	854
Convertible preferred stock, US$0.009 par value: Authorized shares -1,000,000 Issued and outstanding shares – 3,044 in 2008 and 2009	-	-

Additional paid-in capital	34,368	34,035
Reserves	3,906	3,906
Retained earnings	81,080	60,296
Accumulated other comprehensive income	9,167	8,812
	129,449	107,976
Less: Treasure shares at cost, common stock-186,179 in 2009 and 202,470 in 2008	(669)	(789)
Total shareholders’ equity	128,780	107,187
Total liabilities and shareholders' equity	194,426	162,445

Jinpan International Limited and Subsidiaries

Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2009 (Unaudited)

(In thousands)	Nine months ended September 30 2009 US$	Nine months ended September 30 2008 US$

Operating activities
Net income	22,726	13,588
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation	2,219	1,109
Provision for Doubtful Debt	30	(298)
Loss on disposal of fixed assets	-	7
Deferred Income Tax	(4)	58
Stock-based compensation cost	307	183

Changes in operating assets and liabilities
Accounts receivable	(4,739)	(13,553)
Notes receivable	(1,141)	-
Inventories	9,804	(7,654)
Prepaid expenses	(13,419)	(3,585)
Other receivables	19	(2,588)
Accounts payable	(3,081)	4,380
Note Payable	26,371	-
Income tax	(1,638)	922
Advance from customers	(1,963)	1,266
Other liabilities	2,913	6,985
Net cash provided by operating activities	38,404	820

Investing activities
Purchases of property, plant and equipment	(3,471)	(8,853)
Proceeds from sales of property, plant and equipment	-	2
Payment for construction in progress	-	(6,966)
Purchase of available-for-sales securities	-	(511)
Net cash (used in) investing activities	(3,471)	(16,328)

Financing activities
Proceeds from bank loan	4,851	25,921
Repayment of bank loan	(16,571)	(14,124)
Proceeds from exercise of stock options	147	-
Dividends paid	(1,942)	(1,934)
Net cash (used in)/provided by financing activities	(13,515)	9,863
Effect of exchange rate changes on cash	(25)	852
Net increase/(decrease) in cash and cash equivalents	21,393	(4,793)
Cash and cash equivalents at beginning of year	16,739	17,122
Cash and cash equivalents at end of the period	38,132	12,329
Interest paid	377	843
Income taxes paid	3,389	1,812